            SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13D-2(A).*


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                            KRUG INTERNATIONAL CORP
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501067102
                      -----------------------------------
                                 (CUSIP Number)

                                RONALD J.VANNUKI
                         100 WILSHIRE BLVD., 15TH FLOOR
                             SANTA MONICA, CA 90401
                                 (310) 917-6600
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                OCTOBER 22, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


-----------
*As amended by Releases No. 34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25,
1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980.
- Editor.

                        (Continued on following page(s))

CUSIP No. 501067102              SCHEDULE 13D            PAGE  2  OF  15 PAGES



---------------------------------------------------------------------------------------------------------------------------

1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     FORTUNA INVESTMENT PARTNERS, L.P.

---------------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (a) [X]
                                                                                                                    (b) [ ]

---------------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*

                     WC

---------------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]


---------------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                     CALIFORNIA
---------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           190,875
BENEFICIALLY      ---------------------------------------------------------------------------------------------------------
OWNED BY EACH     8.       SHARED VOTING POWER
REPORTING                           0
PERSON            ---------------------------------------------------------------------------------------------------------
WITH              9.       SOLE DISPOSITIVE POWER
                                    190,875
                  ---------------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    0
                  ---------------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     190,875
---------------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             [ ]

---------------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.72 %
---------------------------------------------------------------------------------------------------------------------------

14.         TYPE OF REPORTING PERSON*

                     PN
---------------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102              SCHEDULE 13D            PAGE  3  OF  15 PAGES


---------------------------------------------------------------------------------------------------------------------------

1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     FORTUNA CAPITAL MANAGEMENT, INC.

---------------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (a) [X]
                                                                                                                    (b) [ ]

---------------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*

                     N/A

---------------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]


---------------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                     CALIFORNIA
---------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           190,875
BENEFICIALLY      ---------------------------------------------------------------------------------------------------------
OWNED BY EACH     8.       SHARED VOTING POWER
REPORTING                           0
PERSON            ---------------------------------------------------------------------------------------------------------
WITH              9.       SOLE DISPOSITIVE POWER
                                    190,875
                  ---------------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    0
                  ---------------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     190,875
---------------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             [ ]

---------------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.72 %
---------------------------------------------------------------------------------------------------------------------------

14.         TYPE OF REPORTING PERSON*

                     CO
---------------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102              SCHEDULE 13D            PAGE  4  OF  15 PAGES


---------------------------------------------------------------------------------------------------------------------------

1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     RONALD J. VANNUKI

---------------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (a) [X]
                                                                                                                    (b) [ ]

---------------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*

                     N/A

---------------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]


---------------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
---------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           190,875
BENEFICIALLY      ---------------------------------------------------------------------------------------------------------
OWNED BY EACH     8.       SHARED VOTING POWER
REPORTING                           0
PERSON            ---------------------------------------------------------------------------------------------------------
WITH              9.       SOLE DISPOSITIVE POWER
                                    190,875
                  ---------------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    0
                  ---------------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     190,875
---------------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             [ ]

---------------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.72 %
---------------------------------------------------------------------------------------------------------------------------

14.         TYPE OF REPORTING PERSON*

                     IN
---------------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102              SCHEDULE 13D            PAGE  5  OF  15 PAGES


---------------------------------------------------------------------------------------------------------------------------

1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     FORTUNA ADVISORS, INC.

---------------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (a) [X]
                                                                                                                    (b) [ ]

---------------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*

                     N/A

---------------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]


---------------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                     CALIFORNIA
---------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           0
BENEFICIALLY      ---------------------------------------------------------------------------------------------------------
OWNED BY EACH     8.       SHARED VOTING POWER
REPORTING                           0
PERSON            ---------------------------------------------------------------------------------------------------------
WITH              9.       SOLE DISPOSITIVE POWER
                                    0
                  ---------------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    815,228
                  ---------------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     815,228
---------------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             [ ]

---------------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.00 %
---------------------------------------------------------------------------------------------------------------------------

14.         TYPE OF REPORTING PERSON*

                     CO
---------------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102              SCHEDULE 13D            PAGE  6  OF  15 PAGES


---------------------------------------------------------------------------------------------------------------------------

1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     KAREN B. BRENNER

---------------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (a) [X]
                                                                                                                    (b) [ ]

---------------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*

                         PF (with respect to shares over which Ms. Brenner has sole dispositive power);
                     N/A (with respect to all other shares in which Ms. Brenner has a beneficial interest.)
---------------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]


---------------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
---------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           12,120
BENEFICIALLY      ---------------------------------------------------------------------------------------------------------
OWNED BY EACH     8.       SHARED VOTING POWER
REPORTING                           0
PERSON            ---------------------------------------------------------------------------------------------------------
WITH              9.       SOLE DISPOSITIVE POWER
                                    12,120
                  ---------------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    815,228
                  ---------------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     827,348
---------------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             [ ]

---------------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.30 %
---------------------------------------------------------------------------------------------------------------------------

14.         TYPE OF REPORTING PERSON*

                     IN
---------------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102              SCHEDULE 13D            PAGE  7  OF  15 PAGES


---------------------------------------------------------------------------------------------------------------------------

1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     BAILEYS FAMILY TRUST

---------------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (a) [X]
                                                                                                                    (b) [ ]

---------------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*

                     WC

---------------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]


---------------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                     CALIFORNIA
---------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           378,649
BENEFICIALLY      ---------------------------------------------------------------------------------------------------------
OWNED BY EACH     8.       SHARED VOTING POWER
REPORTING                           0
PERSON            ---------------------------------------------------------------------------------------------------------
WITH              9.       SOLE DISPOSITIVE POWER
                                    0
                  ---------------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    378,649
                  ---------------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     378,649
---------------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             [ ]

---------------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.53 %
---------------------------------------------------------------------------------------------------------------------------

14.         TYPE OF REPORTING PERSON*

                     [TR]
---------------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501067102              SCHEDULE 13D            PAGE  8  OF  15 PAGES


---------------------------------------------------------------------------------------------------------------------------

1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     STEVEN BAILEYS

---------------------------------------------------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                    (a) [X]
                                                                                                                    (b) [ ]

---------------------------------------------------------------------------------------------------------------------------

3.          SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------

4.          SOURCE OF FUNDS*

                        PF (with respect to shares over which Mr. Baileys has sole dispositive power);
                    N/A (with respect to all other shares in which Mr. Baileys has a beneficial interest.)
---------------------------------------------------------------------------------------------------------------------------

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]


---------------------------------------------------------------------------------------------------------------------------

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
---------------------------------------------------------------------------------------------------------------------------

NUMBER            7.       SOLE VOTING POWER
OF SHARES                           715,198
BENEFICIALLY      ---------------------------------------------------------------------------------------------------------
OWNED BY EACH     8.       SHARED VOTING POWER
REPORTING                           0
PERSON            ---------------------------------------------------------------------------------------------------------
WITH              9.       SOLE DISPOSITIVE POWER
                                    0
                  ---------------------------------------------------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                                    715,198
                  ---------------------------------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     715,198
---------------------------------------------------------------------------------------------------------------------------

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             [ ]

---------------------------------------------------------------------------------------------------------------------------

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.10 %
---------------------------------------------------------------------------------------------------------------------------

14.         TYPE OF REPORTING PERSON*

                     IN
---------------------------------------------------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
  CUSIP NO. 501067102                                    PAGE 9 OF 15 PAGES



Item 1.  Security and Issuer.

         This filing relates to the Common Stock, without par value (the "Stock"), of KRUG International Corp. (the "Company"). The Stock trades on the American Stock Exchange. The Company's principal executive offices are located at 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339; the Company's telephone number at that location is (770) 933-7000. The number of issued and outstanding shares of Stock as of February 3, 1999, as set forth in the Company's Quarterly Report on Form 1O-Q for the period ended December 31, 1998, is 4,977,530.

Item 2.  Identity and Background.

         (a) This statement is filed by (i) Fortuna Investment Partners, L.P., a California limited partnership ("Fortuna Investment Partners") with respect to shares of Stock held or beneficially owned by the partnership; (ii) Fortuna Capital Management, Inc. ("Fortuna Capital Management") as general partner and discretionary investment adviser of Fortuna Investment Partners;
(iii) Ronald J. Vannuki as sole shareholder and president of Fortuna Capital Management; (iv) Fortuna Advisors, Inc. ("Fortuna Advisors") as discretionary investment adviser with respect to shares of Stock held or beneficially owned by its advisory clients; (v) Karen B. Brenner with respect to shares of Stock held or beneficially owned by her and as sole shareholder and president of Fortuna Advisors; (vi) The Baileys Family Trust with respect to shares of Stock held by the Baileys Family Trust, and (vii) Steven Baileys as Trustee of The Baileys Family Trust, to amend the holdings previously reported by such persons, and to delete certain persons due to recent transactions. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons" or the "Group".

         CareVest Capital, LLC and Robert M. Thornton, Jr. are no longer members of the Group by virtue of the distribution of shares by the Fortuna Acquisition Estates as of September 20, 1998 to their partners and stockholders.

         (b) The principal business address of (i) Fortuna Investment Partners; (ii) Fortuna Capital Management; and (iii) Ronald J. Vannuki is 100 Wilshire Boulevard, Fifteenth Floor, Santa Monica, California 90401. The principal business address of (i) Fortuna Advisors and (ii) Karen B. Brenner is 1300 Bristol Street North, Suite 100, Newport Beach, California 92660. The principal address of The Baileys Family Trust and Steven Baileys is c/o Karen
B. Brenner, P.O. Box 9109, Newport Beach, California 92658-9109.

         (c) The business of (i) Fortuna Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii) Fortuna Capital Management is the general partner of Fortuna Investment Partners; and (iii) Ronald J. Vannuki is the president of Fortuna Capital Management and a registered representative with Strome Susskind Securities, L.P., a securities brokerage firm. Mr. Vannuki also serves as a consultant to and a director of KRUG.

                                  SCHEDULE 13D
  CUSIP NO. 501067102                                    PAGE 10 OF 15 PAGES




         The business of (i) Fortuna Advisors is the provision of discretionary investment management services to clients and (ii) Karen B. Brenner is president of Fortuna Advisors. Ms. Brenner also serves as a consultant to and a director of KRUG.

         The business of (i) The Baileys Family Trust is an investor, and (ii) Steven Baileys is as a private investor and to serve as the Trustee of The Baileys Family Trust.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) (i) Fortuna Investment Partners is a California limited partnership; (ii) Fortuna Capital Management is a California corporation; (iii) Ronald J. Vannuki is a United States citizen; (iv) Fortuna Advisors is a California corporation; (v) Karen B. Brenner is a United States citizen; (vi) The Baileys Family Trust is a California Trust dated 9/4/96, and (vii) Steven Baileys is a United States citizen.

Item 3.  Source and Amount of Funds and Other Consideration

         The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by Fortuna Investment Partners is $228,044. The source of funds for this consideration was working capital.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Fortuna Advisors is $505,908 (exclusive of the shares owned by The Baileys Family Trust and Steven Baileys). The source of funds for this consideration was client's personal funds.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Karen B. Brenner is $27,163 (exclusive of the shares she beneficially owns through Fortuna Advisors). The source of funds for this consideration was personal funds.

         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by The Baileys Family Trust is $1,839,916. The source of funds for this consideration was working capital.

                                  SCHEDULE 13D
  CUSIP NO. 501067102                                    PAGE 11 OF 15 PAGES



         The net investment cost (including commissions if any) of the shares of Stock beneficially owned by Steven Baileys is $1,673,883 (exclusive of shares beneficially owned through The Baileys Family Trust).

Item 4.  Purpose of the Transaction

         The purpose of the acquisition of the shares by the Group is to participate in the active management of the Company and to gain representation on the Company's Board of Directors. Each member of the Group may make further purchases of shares of Stock from time to time and may dispose of any or all of the shares of Stock held by it at any time.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, each member of the Group has the following interest in the securities of the Issuer:

                  (i) Fortuna Investment Partners beneficially owns 190,875 shares of Stock, which includes 151,557 warrants to purchase shares of Stock. Fortuna Investment Partners is the beneficial owner of 3.7% of the Stock.

                  (ii) Fortuna Capital Management, as general partner and discretionary investment adviser to Fortuna Investment Partners, beneficially owns 190,875 shares of Stock, which includes 151,557 warrants to purchase shares of Stock. Fortuna Capital Management is the beneficial owner of 3.7% of the Stock.

                  (iii) Ronald J. Vannuki, as sole shareholder and president of Fortuna Capital Management, beneficially owns 190,875 shares of Stock, which includes 151,557 warrants to purchase shares of Stock. Mr. Vannuki is the beneficial owner of 3.7% of the Stock.

                  (iv) Fortuna Advisors, as discretionary investment adviser to clients whose accounts hold the Stock, beneficially owns 815,228 shares of Stock, which includes 110,662 warrants to purchase shares of Stock. Fortuna Advisors is the beneficial owner of 16.0% of the Stock.

                  (v) Karen B. Brenner, as sole shareholder of Fortuna Advisors and as a direct owner of shares of Stock, beneficially owns 827,348 shares of Stock, which includes 110,882 warrants to purchase shares of Stock. Ms. Brenner is the beneficial owner of 16.3% of the Stock.

                  (vi) The Baileys Family Trust beneficially owns 378,649 shares which includes 52,041 warrants. The Baileys Family Trust is the beneficial owner of 7.5 of the Stock.

                  (vii) Steven Baileys, as individual and as Trustee of The Baileys Family Trust, beneficially owns 715,198 shares including 102,982 warrants. Steven Baileys is the beneficial owner of 14.1% of the Stock.

                                  SCHEDULE 13D
  CUSIP NO. 501067102                                    PAGE 12 OF 15 PAGES



                  The Group in the aggregate may be deemed to own an aggregate of 19.43% of the Stock.

                     (b)


                                                                =========================================================
                                                                      Power to Vote                 Power to Dispose
                        =================================================================================================
                        No. of Shares
                        Beneficially          Percentage
                        Owned (# 11)       of Class (# 13)      Sole (# 7)    Shared (# 8)    Sole (# 9)      Shared(# 10)
========================-------------------------------------------------------------------------------------------------
Fortuna
Investment                 190,875               3.7%            190,875           0            190,875               0
Partners
-------------------------------------------------------------------------------------------------------------------------
Fortuna  Capital
Management                 190,875               3.7%            190,875           0            190,875               0
-------------------------------------------------------------------------------------------------------------------------
Ronald J.
Vannuki                    190,875               3.7%            190,875           0            190,875               0
-------------------------------------------------------------------------------------------------------------------------
Fortuna
Advisors                   815,228              16.0%                  0           0                  0         815,228
-------------------------------------------------------------------------------------------------------------------------
Karen B.
Brenner                    827,348              16.3%             12,120           0             12,120         815,228
-------------------------------------------------------------------------------------------------------------------------
Baileys
Family Trust               378,649               7.5%            378,649           0                  0         378,649
-------------------------------------------------------------------------------------------------------------------------
Steven Baileys             715,198              14.1%            715,198           0                  0         715,198
=========================================================================================================================

                                  SCHEDULE 13D
  CUSIP NO. 501067102                                    PAGE 13 OF 15 PAGES



         (c) The trading dates, number of shares purchased or sold and price per share for all transactions by the Reporting Persons since October 7, 1998 are set forth on Schedule A hereto. All such transactions were open market transactions and were effected on the American Stock Exchange. No other transactions were effected by the Reporting Persons during such period.

         (d) No person other than each respective owner referred to herein of Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Stock.

         (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None



Item 7   Matter to be Filed as Exhibits

         No new exhibits. Exhibits previously filed by the Reporting Persons are incorporated herein by this reference.

                                  SCHEDULE 13D
  CUSIP NO. 501067102                                    PAGE 14 OF 15 PAGES



SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:            March 30, 1999

FORTUNA INVESTMENT PARTNERS, L.P.

By:      Fortuna Capital Management, Inc.
         its General Partner


         By:        /s/ Ronald J. Vannuki
                  ----------------------------
                  Ronald J. Vannuki, President


FORTUNA CAPITAL MANAGEMENT, INC.


         By:        /s/ Ronald J. Vannuki
                  ----------------------------
                  Ronald J. Vannuki, President


  /s/ Ronald J. Vannuki
-------------------------------
Ronald J. Vannuki
Individual


FORTUNA ADVISORS, INC.


         By:        /s/ Karen B. Brenner
                  ---------------------------
                  Karen B. Brenner, President


  /s/ Karen B. Brenner
-------------------------------
Karen B. Brenner
Individual

                                  SCHEDULE 13D
  CUSIP NO. 501067102                                    PAGE 15 OF 15 PAGES




THE BAILEYS FAMILY TRUST


         By:        /s/ Steven Baileys
                  -----------------------
                  Steven Baileys, Trustee
                  Officer



  /s/ Steven Baileys
-------------------------------
Steven Baileys
Individual

           Schedule A

Transactions Since October 7, 1998
            1 of 2


==============================================================================================================================
                                                                                                              Broker Effecting
------------------------------------------------------------------------------------------------------------------------------
             Party                    Trade Date        Bought (Sold)         Net Amount      Per Share         Transaction
==============================================================================================================================
Fortuna Investment Partners, LP        10/08/98        (50,000) Shares       $124,993.33        $2.50           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP        10/16/98           (200) Shares       $    497.48        $2.49           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP        10/20/98           (100) Shares       $    643.49        $6.43           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP        10/22/98        (10,000) Shares       $ 23,746.70        $2.37           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP        10/23/98           (300) Shares       $    709.97        $2.37           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP        10/27/98        (25,000) Shares       $ 62,495.41        $2.50           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP        10/28/98        (50,000) Shares       $124,993.33        $2.50           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP        10/28/98        (75,000) Shares       $187,491.25        $2.50           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP        10/29/98        (35,000) Shares       $ 86,493.61        $2.47           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP        11/02/98           (500) Shares       $  1,372.45        $2.74           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP        11/04/98         (1,000) Shares       $  2,747.40        $2.75           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP        11/09/98        (10,000) Shares       $ 25,846.63        $2.58           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP        12/02/98         (4,000) Shares       $  7,497.25        $1.87           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP        12/03/98         (8,200) Shares       $ 14,146.94        $1.73           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP        12/08/98         (4,500) Shares       $  7,872.23        $1.75           Bear Stearns
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

           Schedule A

Transactions Since October 7, 1998
            2 of 2


===============================================================================================================================
                                                                                                               Broker Effecting
-------------------------------------------------------------------------------------------------------------------------------
             Party                   Trade Date          Bought (Sold)         Net Amount        Per Share       Transaction
===============================================================================================================================
Fortuna Investment Partners, LP       12/09/98           (1,100) Shares       $  1,922.43          $1.75         Bear Stearns
-------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP       12/11/98             (400) Shares       $    697.47          $1.74         Bear Stearns
-------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP       12/14/98           (2,000) Shares       $  3,497.38          $1.75         Bear Stearns
-------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP       12/17/98           (2,600) Shares       $  4,547.34          $1.75         Bear Stearns
-------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP       12/28/98             (200) Shares       $    347.48          $1.74         Bear Stearns
-------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP       12/29/98             (500) Shares       $    872.47          $1.74         Bear Stearns
-------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP       01/06/99          (10,000) Shares       $ 15,046.99          $1.50         Bear Stearns
-------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP       01/18/99             (500) Shares       $    747.47          $1.49         Bear Stearns
-------------------------------------------------------------------------------------------------------------------------------
Fortuna Investment Partners, LP       01/12/99          (20,000) Shares       $ 29,996.50          $1.50         Bear Stearns
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                       Total:          (311,100) Shares       $729,223.00
----------------------------------===========================================================----------------------------------

          Schedule A

Transactions Since October 7, 1998


================================================================================================================================
                                                                                                                Broker Effecting
--------------------------------------------------------------------------------------------------------------------------------
Party                     Trade Date                Bought (Sold)       Net Amount          Per Share             Transaction
================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
Fortuna Advisors          12/07/98                  (3,500) Shares      $ 5,853.55          $ 1.67              Bear Stearns
--------------------------------------------------------------------------------------------------------------------------------
Fortuna Advisors          01/08/99                  10,000  Shares      $12,702.50          $(1.27)             Bear Stearns
---------------------------------------------------------------------------------------------------------------------------------
Fortuna Advisors          01/13/99                     700  Shares      $ 1,102.50          $(1.58)             Bear Stearns

                           Bought                   10,700  Shares      $13,805.00
                           -------------------------------------------------------
                            Sold                    (3,500) Shares      $ 5,853.55
                           -------------------------------------------------------

          Schedule A

Transactions Since October 7, 1998


================================================================================================================================
                                                                                                                Broker Effecting
--------------------------------------------------------------------------------------------------------------------------------
Party                     Trade Date                Bought (Sold)       Net Amount           Per Share              Transaction
================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
Karen Brenner              12/07/98                 3,500 Shares        $5,956.25              $1.70            Bear Stearns
--------------------------------------------------------------------------------------------------------------------------------